One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                       February 13, 1998

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Rohm & Haas Company


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing
submission through the EDGAR-Link System software, by E-Mail confirmation.

                             Sincerely,



                             Damian P. Reitemeyer



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                    (Amendment No. 3  )*

                    Rohm & Haas Company
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $2.50)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         775371107
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with
     this statement [ ]. (A fee is not required only if
     the filing person: (1) has a previous
statement on
     file reporting beneficial ownership of more than five
     percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto
     reporting beneficial ownership of five
percent or less
     of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out
     for a reporting person's initial filing on this form
     with respect to the subject class of
securities, and
     for any subsequent amendment containing
information
     which would alter the disclosures provided in a prior
     cover page.

     The information required in the remainder of this
     cover page shall not be deemed to be "filed" for the
     purpose of Section 18 of the Securities
Exchange Act
     of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be
     subject to all other provisions of the Act
(however,
     see the Notes).

             (Continued on following page(s))

                     Page 1 of 6 Pages
CUSIP No. 775371107                     Page 2 of
6 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

  Bankers Trust New York Corporation and its wholly-owned
  subsidiary, Bankers Trust Company 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and
Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER
  SHARES

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER
  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
  PERSON

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
CUSIP No. 775371107                     Page 3 of
6 Pages

Item 1(a)    NAME OF ISSUER:

             Rohm & Haas Company

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL
EXECUTIVE                          OFFICES:

             Independence Mall West
             Philadelphia, PA  19105

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation,
its                    wholly-owned subsidiary,
Bankers Trust                    Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

          Bankers Trust New York Corporation,
          Bankers Trust Company, are corporations
          incorporated in the State of New York
          with their principal business offices
          located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $2.50) of
Rohm & Haas                   Company, a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             775371107

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York
Corporation,

      (g)    [X] Parent Holding Company, in
accordance with
                 Section 240.13d-1(b)(ii)(G)
CUSIP No. 775371107                     Page 4 of
6 Pages

             For Bankers Trust Company

      (b)    [X] Bank as defined in section
3(a)(6) of the                       Act.

Item 4       OWNERSHIP:

          As of December 31, 1997

      (a)    Amount Beneficially Owned:


      (b)  Percent of Class:


      (c)  Number of shares as to which the Bank
has:

        (i)  sole power to vote or to direct the
               vote -

       (ii)  shared power to vote or to direct the
               vote -

      (iii)  sole power to dispose or to direct
the
               disposition of -


       (iv)  shared power to dispose or to direct
the
               disposition of -


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF
A CLASS:

               If this statement is being filed to
report                   the fact that as of the
date hereof the                    reporting
person has ceased to be the
beneficial owner of more than five percent of the class of securities, check the following
[X].




CUSIP No. 775371107                     Page 5 of
6 Pages



Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT
ON BEHALF                     OF ANOTHER PERSON:


Item 7       IDENTIFICATION AND CLASSIFICATION OF
THE                      SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING            REPORTED ON BY THE
PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF               THE GROUP:

             Not applicable.



Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10      CERTIFICATION:

          By signing below I certify that, to the
best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.









CUSIP No. 775371107                     Page 6 of
6 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
































                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


        Bankers Trust New York Corporation

                         |
                       100%
                         |

               Bankers Trust Company